February 4, 2021
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington D.C. 20549

VIA FAX to (202) 772-9201

Re:
      Universal Solar Technology, Inc
      Form 10-12G
      Filed January 25, 2021
      File No. 000-56244

Ladies and Gentlemen:

Pursuant to your recent communication to Universal Solar Technology, Inc please be advised that Universal Solar Technology, Inc (the "Company") hereby respectfully requests withdrawal of the above-mentioned Form 10. pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the "SEC") under the Securities
Act of 1933, as amended (the "Act"). The document was originally filed on January 25th, 2021.

The Company understood, potentially incorrectly through
counsel, that the Form 10 was needed to be filed on behalf
of the company and shareholders.    We now understand the
document was superfluous. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Please contact this office with any additional questions in this regard.

Sincere Regards,

____________________________
Stephen H. Watkins
Chief Executive Officer
Universal Solar Technology, Inc.
(954) 856-6659